1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

February 28, 2014

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Numbers 033-17619 and 811-05349

Dear Mr. Foor:

This letter responds to the comments provided to me during our January 9, 2014 telephone conference, with respect to your review of Post-Effective Amendment No. 371 (“PEA No. 371”) to the Trust’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2013. PEA No. 371 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Limited Maturity Obligations Fund (formerly known as the Goldman Sachs Prime Plus Fund) (the “Fund”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Prospectus.

Prospectus

1.	Comment: As a registered investment company not subject to Rule 2a-7 under the Investment Company Act of 1940, please explain why the Fund’s name is not materially deceptive or misleading under Section 35(d) thereunder.

Response: The Fund respectfully acknowledges your comment. However, the Fund believes that: (1) the use of the word “prime” is not materially deceptive or misleading under Section 35(d); and (2) Rule 35d-1 does not apply to the word “prime.” Moreover, the Fund is not aware of any SEC Staff guidance with respect to the application of Section 35(d) or Rule 35d-1 to the word “prime.” Nonetheless, the Board of Trustees of the Fund has approved a change to the Fund’s name, from Goldman Sachs Prime Plus Fund to Goldman Sachs Limited Maturity Obligations Fund.1

[1]	We note that, under Rule 2a-7, adopting a name that suggests that a fund is a money market fund (or the equivalent of a money market fund) constitutes the use of a materially deceptive or misleading name under Section 35(d), unless such fund complies with the maturity, quality, diversification and liquidity conditions under Rule 2a-7. However, for purposes of Rule 2a-7, a name that suggests that a fund is a money market fund (or equivalent) includes a fund that uses words such as “cash,” “liquid,” “money,” “ready assets” or similar terms. Although this provision does not list the universe of words that are per se deceptive or misleading under Rule 2a-7, we believe the absence of the word “prime” supports the Fund’s position that “prime” is not per se deceptive or misleading under Rule 2a-7.

February 28, 2014 Page 2

2.	Comment: In the “Summary – Principal Strategy” section, the Prospectus indicates that the Fund may invest in short-term obligations of U.S. states and municipalities. Please confirm whether investing in such obligations is part of the Fund’s principal investment strategies and, if appropriate, include additional risk disclosure in the “Summary – Principal Risks of the Fund” section with respect to these obligations.

Response: The Fund has incorporated this comment.

3.	Comment: In the “Investment Policies Matrix” in the “Investment Management Approach” section, the Prospectus indicates that the Fund may rely on the credit quality of a guarantee or demand feature in determining the credit quality of a security supported by the guarantee or demand feature. Please also include this disclosure in the “Summary – Principal Strategy – Credit Quality Guidelines” section.

Response: The Fund has incorporated this comment.

4.	Comment: In the “Service Providers – Management Fees and other Expenses” section, please confirm whether the fee waiver and expense limitation arrangements between the Fund and the Investment Adviser and Goldman Sachs will remain in effect for at least one year from the date of the Prospectus.

Response: The Fund hereby confirms, and has included additional disclosure in the Prospectus to clarify, that the fee waiver and expense limitation arrangements will remain in effect until February 28, 2015.

February 28, 2014 Page 3

Statement of Additional Information (“SAI”)

5.	Comment: In the “Investment Restrictions – Fundamental Investment Restrictions” section, the SAI indicates that, “during normal market conditions,” the Fund will invest more than 25% of its total assets in the financial services group of industries. Please remove that quoted phrase or clarify in your response that the Fund may only deviate from its fundamental concentration policy temporarily, in attempting to respond to adverse market, economic, political or other conditions (i.e., temporary defensive positions).

Response: The Fund hereby confirms that it may only deviate from its fundamental concentration policy in connection with temporary defensive positions.

Other

6.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Robert Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Goldman Sachs Letterhead

Exhibit A

February 28, 2014

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Numbers 033-17619 and 811-05349

Dear Mr. Foor:

On behalf of the Trust, it is hereby acknowledged that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on the Trust’s Registration Statement and Post-Effective Amendments thereto does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto; and

•	the Trust may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Griffith

Robert Griffith

Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.